Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Registration Statement on Form F-3 of Alibaba Group Holding Limited of our report dated June 5, 2019, except with respect to our opinion on the consolidated financial statements  insofar as it relates to the effects of the Share Subdivision and ADS ratio change discussed in Note 2(a), as to which the date is November 13, 2019, relating to the financial statements and the effectiveness of internal control over financial reporting, which appears in Alibaba Group Holding Limited’s Form 6-K dated November 13, 2019.  We also consent to the incorporation by reference of our report dated November 13, 2019 relating to the financial statements, which appears in Alibaba Group Holding Limited’s Form 6-K dated November 13, 2019. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ PricewaterhouseCoopers
Hong Kong
November 13, 2019